Exhibit 21

Subsidiaries of Summer Infant, Inc. (“Summer”)

Summer Infant (USA), Inc., a Rhode Island corporation that is wholly owned by Summer

Summer Infant Europe Limited, a limited company formed under the laws of the U.K. that is wholly owned by Summer

Summer Infant Asia, Ltd., a limited company formed under the laws of Hong Kong that is wholly owned by Summer